EXHIBIT 4.2

CONVERTIBLE PROMISSORY NOTE

For Value Received, Dover Holding Corporation (the "Company"), promises to pay to the order of Tryant, LLC (the "Holder"), the principal amount of $5,000.00 (FIVE-THOUSAND DOLLARS), together with simple interest on the unpaid principal balance from the date of this note until the date this note is paid in full, at the annual rate of 8% (EIGHT PERCENT).

1. Demand. The entire principal amount of the loan, together with accrued but unpaid interest, shall be paid within 30 days (THIRTY DAYS) of receipt by the corporation of a demand for repayment by the Company. A demand for repayment by the Company shall be made in writing and shall be delivered or mailed to the principal offices of the Company. If demand for repayment is mailed, it shall be considered received by the borrower on the third business day after the date when it was deposited in the U.S. mail as registered or certified mail.

2. Payments. Any payment made by the borrower prior to ,the due date specified above shall be applied first to accrued but unpaid interest and the remainder shall be applied to unpaid principal. This note may be prepaid by the borrower in whole or in part at any time without penalty. All payments shall be made at the following address:

Tryant, LLC
Attention: Jeff D. Jenson
1608 West 2225 South
Woods Cross, UT 84087

3. Conversion. Upon the completion of a 50 to 1 (FIFTY TO ONE) reverse split by the company, this Note shall be convertible at the option of the Holder into shares of Common Stock of the Company, at a Conversion price of $.005 (FIVE THOUSANDTHS OF A DOLLAR PER SHARE). Notwithstanding the foregoing, the Note shall only be convertible into Common Stock at such time as the Company's board of directors and/or shareholders has taken all actions necessary to approve and affect the aforementioned reverse split.

4. Mechanics and Effect of Conversion. No fractional shares of Financing Securities or Common Stock shall be issued upon conversion of this Note. Notwithstanding any other provision of this Note or the Note and Warrant Purchase Agreement; upon the conversion of the Obligations under this Note, in lieu of the Company issuing any fractional shares to the Holder, the Company shall pay to the Holder in cash the amount of the Obligations that is not so converted. Upon conversion of this Note pursuant hereto, the Holder shall surrender this Note, duly endorsed, at the principal office of the Company and shall execute such documents as are reasonably required to be executed by all purchasers of the Financing Securities. The Company shall, as soon as practicable thereafter, issue and deliver to such Holder at such principal office a certificate or certificates for the number of shares of the Financing Securities or Common Stock to which the Holder shall be entitled upon such conversion (bearing such legends as are required by applicable state and federal securities laws in the opinion of counsel to the Company), together with any other securities and property to which the Holder is entitled upon such conversion under the terms of this Note. Upon full conversion of this Note pursuant to the terms hereof, the Company shall be forever released from all its obligations and liabilities under this Note. Upon conversion of this Note into Financing Securities or Common Stock, the Holder shall be entitled to all rights and privileges afforded by the Company to other holders of such Financing Securities or Common Stock.

5. Miscellaneous. This note is not assumable without the written consent of the Company, which consent shall not be unreasonably withheld. This note is nontransferable by the Company. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

Date of Signing:            01/20/2005

Name of Borrower:    Dover Holding Corporation, a Nevada company

On Behalf of Dover Holding Corporation,

  /s/ David M. Marks
David M. Marks
President